FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: April 2, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614     Fax: 902-468-0631
www.gammonlake.com
TSX: GAM / AMEX:GRS / BSX: GL7

Press Release 03-2004	February 27, 2004

GAMMON LAKE AND BMO NESBITT BURNS CLOSE FULLY
SUBSCRIBED PRIVATE PLACEMENT OF CDN$21,672,950

Gammon Lake Resources Inc. (TSX: GAM, AMEX: GRS) is pleased to announce it has closed its previously announced private placement financing of Special Warrants. The total offering consisted of 3,334,300 Special Warrants at CDN$6.50 each, for gross proceeds of CDN$21,672,950. Each Special Warrant will be exchanged for one common share of Gammon for no further consideration upon qualification of a short form prospectus. BMO Nesbitt Burns Inc. acted as exclusive agent in connection with the private placement.

Gammon Lake has invested CDN$11.8 million of the proceeds of this financing into Mexgold Resources Inc. (TSXV: MGR), to maintain its 26.3% interest in Mexgold. Mexgold has proposed to acquire the El Cubo Gold-Silver Mine in Guanajuato, Mexico, and BMO Nesbitt Burns Inc. has now also completed a Mexgold private placement financing of up to CDN$45,000,000 by means of a private placement of 22.5 million Subscription Receipts of Mexgold, which is now fully subscribed. The Gammon Lake investment comprises CDN$11.8 million of this financing. The remaining balance of CDN$9,872,950 million from the proceeds of the Gammon Lake financing will be applied to Gammon’s working capital.

As a result of the investment in Mexgold, Gammon Lake will continue to own approximately 26.3% of the issued and outstanding shares of Mexgold on a post-closing basis, and thereby maintains its pro rata interest. The investment by Gammon in Mexgold is a related party transaction for the purposes of National Instrument 61-501.

The acquisition of the El Cubo Gold-Silver Mine by Mexgold is expected to close on or before March 15, 2004 in accordance with the terms of the underlying purchase agreements. The acquisition of the El Cubo Gold-Silver Mine and the Mexgold offering are subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange. The proceeds of the Mexgold financing will be deposited into escrow and released on the closing of the acquisition of the El Cubo Gold-Silver Mine. If the acquisition of the El Cubo Gold-Silver Mine does not close by June 28, 2004, in accordance with its terms with all necessary approvals and completion of due diligence analysis to the satisfaction of BMO Nesbitt Burns Inc., the Subscription Receipts will be cancelled and the proceeds of the financing will be returned to the Mexgold investors.

The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato in Guanajuato State. Historical reports cite district production at 1.2 billion ounces of silver and over 4 million ounces of gold. The El Cubo Gold-Silver Mine is a low-sulphidation epithermal vein system centered on the Veta de la Sierra, the major source of gold production for the district. The Mine has a total land position in excess of 8,500 hectares, of which only approximately 10% has been worked in current and historical mining operations. The El Cubo Gold-Silver mine has been in continuous operation for over 200 years.

The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. The mine has a modern milling complex with a rated capacity of 1,400 tonnes per day and which has an estimated replacement value of U.S. $13,000,000. Over the past five years, the El Cubo Gold-Silver Mine has produced an average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold).

(Continued on page 2)

Mexgold is of the opinion that the full potential of the property has yet to be realized. While the mine has been in continuous operation for many years, it has lacked capital expenditures on exploration and development and, accordingly, the mine is not operating at full capacity. Mexgold believes that a systematic program of exploration and development will allow production from the underground mine to be increased, thereby utilizing the full capacity of the existing modern metallurgical plant. This should result in annualized production in excess of 100,000 ounces of gold equivalent per annum, and a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent. The exploration program is targeting an expansion of the project resource to over 2 million ounces of gold equivalent.

The purchase price for the El Cubo Gold-Silver Mine is approximately U.S. $13.5 million plus assumption of long term indebtedness of U.S. $7.0 million, which will continue as long-term debt and be paid out of production over time.

The Mexgold private placement financing consisted of 22.5 million Subscription Receipts at CDN$2.00 per Subscription Receipt. Each Subscription Receipt represents the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for CDN$2.50 for a period of two years after closing. Gammon Lake acquired 5.9 million Subscription Receipts out of the total Mexgold financing of 22.5 million Subscription Receipts on the same basis as all the other investors in this financing. BMO Nesbitt Burns Inc. also acted as exclusive agent in connection with this private placement.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

Roderick D. Pye, P.Eng., is the qualified person responsible for the technical information in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

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